Filed Pursuant to Rule 433

Registration No. 333-221073

January 24, 2019

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

EUR 1,250,000,000 4.625% NOTES DUE MARCH 31, 2025

ISSUER:	The Republic of Turkey

SECURITIES:	EUR1,250,000,000 4.625% Notes due March 31, 2025

PRICING DATE:	January 24, 2019

ISSUE FORMAT:	Global (SEC Registered)

ISSUE SIZE:	EUR 1,250,000,000

EXPECTED RATINGS OF THE NOTES*:	Ba3 (Moody’s) / BB (Fitch)

PRICE TO PUBLIC:	99.360%

TOTAL FEES:	EUR 875,000 (0.07%)

NET PROCEEDS TO ISSUER:	EUR 1,241,125,000

YIELD TO MATURITY:	4.75% per annum

COUPON:	4.625% per annum, payable annually on an Actual/Actual day count basis

MATURITY DATE:	March 31, 2025

SPREAD TO MID-SWAP:	446.0bps

RELEVANT MID-SWAP RATE:	Interpolation between 6-year and 7-year EUR Mid-swap rates (0.290%)

SPREAD TO BENCHMARK:	499.7bps

BENCHMARK BOND:	DBR 0.500% due February 2025

BENCHMARK YIELD:	-0.247%

DENOMINATIONS:	EUR100,000/ EUR1,000

INTEREST PAYMENT DATES:	Annual in arrears on March 31 in each year and ending on the maturity date; first interest payment date on March 31, 2019 (short first coupon)

XS ISIN / COMMON CODE:	XS1843443356 / 184344335

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/BOOKRUNNERS:	BNP Paribas Deutsche Bank AG, London Branch J.P. Morgan Securities plc

SETTLEMENT DATE:	Expected, January 31, 2019 through the book-entry facilities of Euroclear Bank S.A./N.V. or Clearstream Banking Luxembourg, S.A.

MANUFACTURER TARGET MARKET	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling BNP Paribas at +44 20 7595 8729, Deutsche Bank AG, London Branch at +44 20 7545 4455 and J.P. Morgan Securities plc at +44 20 7777 2000.

The preliminary prospectus supplement relating to the notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/869687/000119312519015698/0001193125-19-015698-index.htm

You should not reply to this announcement. Any reply email communications, including those you generate using the “Reply” function on your email software will be ignored or rejected.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.